Exhibit 99.90

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ACHIEVES MAJOR MILESTONES IN 2010 ON TRACK TO NEARLY TRIPLE PRODUCTION AND SIGNIFICANTLY GROW RESOURCES IN 2011

TORONTO, ONTARIO—(Marketwire – March 9, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or “the Company”) today reported financial and operating results for the fourth quarter and full year 2010. Among highlights of the results:

•                 Progress in 2010 leads to commercial production effective January 1, 2011, positions Company to nearly triple production in 2011 to 125,000 ounces

•      Target production rates at Timmins Mine achieved in fourth quarter 2010

•      Mill expansion completed in November, recoveries exceed 95% target level;

•                  29,900 ounces of gold produced during fourth quarter 2010 (43,500 ounces for full year);

•                  Company drifts into mineralization at Thunder Creek on the 300 and 730 metre levels, development progressing;

•                  Total resources doubled in December through release of initial National Instrument (“NI”) 43-101 resource at Bell Creek Mine (8,427,000 tonnes at 4.40 grams per tonne (“gpt”) for 1,192,900 ounces of inferred and 1,790,000 tonnes at 4.36 gpt for 251,200 ounces of measured and indicated);

•                  Excellent exploration results achieved in support of continued strong growth in production and resources, drilling success leads to increase in planned exploration spending to $31 million in 2011 from $26.6 million in 2010

•             Timmins Mine – Infill drilling supports excellent grade reconciliation in Ultramafic Zone, Main Zone extended 400 metres to depth

•             Thunder Creek – Underground drilling confirms presence of large mineralized envelope containing multiple high-grade sections

•             Gold River Trend – Drilling confirms open-pit potential and the extension of mineralization to depth

•             144 – Initial drilling late in 2010 leads to new discovery early in 2011

•             Bell Creek – New gold system extended to at least 1,400 metre depth, high-grade core identified

•             Wetmore – First six holes into Wetmore all intersect structure and grade;

•                  Development expenditures total $103 million compared to target of $115 million, expenditures lead to successful development of Timmins Mine, access to mineralization at Thunder Creek, development into North A Zone at Bell Creek and completion of Bell Creek Mill expansion;

•                  Company exits 2010 well capitalized to fund future growth including $108 million of cash resources and no debt.

First Quarter 2011 Update

The strong momentum established late in 2010 has carried over into 2011 with a number of key accomplishments being recorded. Highlights of progress to date in 2011, and the Company’s expectations going forward, are provided in the discussion that follows.

•      Production of 18,500 ounces during the first two months of 2011, in line with Company expectations for period.

•                  Mill throughput of 96,000 tonnes in first two months at an average grade of 5.50 grams per tonne and recoveries of approximately 96%. Mill throughput expected to average approximately 2,000 tonnes per day for the full year.

•                  Drilling at Thunder Creek confirms and expands wide, high-grade mineralization in Rusk and Porphyry zones with recent results including 75.14 gpt over 18.60m, including 284.19 gpt over 4.60m, and 3.30 gpt over 76.70m within broader intercept of 11.53 gpt over 147.30m.

•                  New gold zone discovered at 144 property with strong similarities to Thunder Creek and grades and widths above 200 metre level that compare favourably to Thunder Creek at similar elevations.

•                  Wide, high-grade intercepts recorded near surface at Gold River Trend, highlight potential for open-pit and/or shallow underground mining, with drilling also extending mineralization to at least 750 metre depth.

•                  Resource updates at Timmins Mine, Gold River Trend and Bell Creek expected by early 2012. Planned updates, combined with initial resource at Thunder Creek targeted for second half of 2011, provide potential to double resources over next 12 months.

•                  Project spending of $75.0 million expected in 2011, excluding exploration expenditures, capitalized operating costs and gold sales from development assets, as well as costs related to a potential mill expansion. Exploration spending expected to total $31 million. Company expects to remain well funded through 2011.

•             Company currently studying options for staged expansion of Bell Creek Mill initially to 3,500 tonnes per day and then 5,500 tonnes per day. Decision on expanding Bell Creek Mill expected before the end of the second quarter 2011. Plans also being developed for new mill on site of Timmins West Complex.

•             On February 28, 2011, Company announced completion of US$50 million, three-year corporate revolving credit facility. The cost of the facility, including structuring fees, is expected to average between 5.0% to 6.0% on drawn amounts based on current interest rates with there being no hedging requirement.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Looking at our performance in 2010, it is fair to say Lake Shore Gold finished strong. We achieved the target rate of 1,500 tpd at Timmins Mine in late October, completed our mill expansion in November, doubled our total resources with an initial resource at Bell Creek in December and produced close to 30,000 ounces of gold during the fourth quarter. We also accessed the mineralization underground at Thunder Creek during the year, reaching the Porphyry Zone on the 730 Level in November, and continued to have very encouraging drill results at Thunder Creek as well as at Timmins Mine, Gold River Trend, Bell Creek and Wetmore.

“In 2011, we have continued to build momentum. Production is on track to nearly triple to 125,000 ounces and we will work towards doubling our resource base again over the next 12 months. On the exploration front, we continue to achieve significant success. Thunder Creek keeps getting better with recent results from underground drilling demonstrating the potential for the Rusk and Porphyry zones to represent a very large gold deposit with significant potential for extensions at depth and along strike. We are also very encouraged by the new gold zone we recently discovered at the 144 property, immediately to the west of Thunder Creek, as well as recent results showing shallow high-grade mineralization and depth extensions at the Gold River Trend. The success we are having at the Timmins West Complex supports our belief that we have put together a land position representing the western extension of the Timmins Gold Camp which provides us with significant potential to establish and grow a highly profitable, long-life gold producer.”

Detailed information about Lake Shore Gold’s fourth quarter and full year 2010 results and financial condition and liquidity is provided in the Company’s consolidated financial statements and management’s discussion and analysis, which have been filed on sedar at www.sedar.com and posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Thursday, March 10, 2011 at 11:00 am EST to discuss the Company’s performance and operating, development and exploration activities during the fourth quarter and full year 2010 as well as the Company’s activities and plans in 2011. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2218 or 866-226-1793

Replay number: 905-694-9451 or 800-408-3053

Replay ID: 3772882

Available until: 11:59 pm, March 24, 2011

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company that is transitioning into a mid-tier gold producer by successfully exploring and developing a number of projects in Timmins, Ontario. The Company’s first mine, Timmins Mine, achieved commercial production effective January 1, 2011, with the Thunder Creek and Bell Creek projects being developed over the next two to three years. Properties such as 144, Gold River Trend, Marlhill Mine and Vogel provide the Company with significant potential for additional discoveries in the Timmins Camp in support of future growth. The Company’s production in Timmins is delivered to its wholly owned milling facility, located on the east side of Timmins, which has a current operating capacity of 2,000 tonnes per day. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, as well as in Mexico, which provide attractive longer-term exploration potential. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this Press Release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this Press Release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Press Release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in the Company’s MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to get insurance, to cover these risks).

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause them not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Except where NI 43-101 reserves have been established, there can be no guarantee that drill results reported in this news release will lead to the identification of deposits that can be mined economically.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com